Exhibit 99.1

Nam Tai Property Provides Corporate Updates

Adopts One-Year Shareholder Rights Plan

Receives Notice That Deutsche Bank has Foreclosed on All Shares Previously Held by Greater Sail, a Wholly-Owned Affiliate of Kaisa Group

Confirms Termination of All Kaisa-Appointed Executives and Legal Representatives

Retains Legal Counsel to Support Assessment of Validity of Recent Special Meeting Requisition

SHENZHEN, PRC – December 13, 2021 – Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today provided a series of corporate updates, including that it has entered into a one-year shareholder rights plan (the “Rights Plan”). The Rights Plan, which is effective immediately and will expire no later than December 13, 2022, unless renewed, was unanimously approved by the recently reconstituted Board of Directors (the “Board”) to protect the best interests of the Company and its shareholders. One Right has been declared by the Board for each outstanding share.

Rights Plan

After careful consideration, the Board approved the adoption of the Rights Plan in order to prevent any person from surreptitiously obtaining control of the Company or from obtaining control without providing an acceptable premium to all shareholders. The Rights Plan does not prevent the removal of the current board of directors by appropriate shareholder action and the shareholders of the Company also have the ability in the event a “qualified offer”, as defined in the Rights Plan, is made for all shares, to cause the redemption of the Rights. The Board believes adopting the Rights Plan at this time will allow shareholders to benefit from the recent appointment of a new corporate leadership team, which is working to develop a long-term strategy for improving governance, establishing a credible capital allocation policy and realizing the intrinsic value of the Company’s assets.

The Rights Plan is similar to shareholder rights plans adopted by other publicly-traded companies. The Rights Plan does not prohibit shareholders from requisitioning meetings, seeking changes to the composition of the Board or making other proposals pertaining to the Company. The Rights Plan was carefully crafted to protect shareholders’ rights – it has a one-year term, it does not prevent the removal of any director, the triggering threshold is set at a high level, 20%, and shareholders have the ability to cause the redemption of the Rights in the event a qualified offer is made for all shares.

While the Rights Plan does not prevent the acquisition of the Company, it may cause substantial dilution to a person or group that acquires 20% or more of the shares unless the Rights are first redeemed by the Board. Pursuant to the Rights Plan, until the earlier of (i) the Company’s announcement that a person or group has acquired 20% or more of the Company’s shares (an “Acquiring Person”) or the date and time on which any Acquiring Person has acquired more than 50% of the Company’s shares (in either case, the “Flip-in Date”) and (ii) the tenth business day, or such later date designated by the Board, after any person or group commences a tender or exchange offer that will result in such person or group becoming an Acquiring Person, the Rights will be evidenced by the registration of the shares in the register of members of the Company, will automatically trade with the shares and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase one share for an exercise price of $60. The Company has been informed that Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”), has foreclosed on the nearly 24% position in the Company previously held by Kaisa Group Holdings Limited’s (“Kaisa”) wholly-owned affiliate, Greater Sail Limited (“Greater Sail”), and that transaction has been exempted from the Rights Plan.

Upon the occurrence of the Flip-in Date, each Right (other than Rights beneficially owned by an Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of the Company’s shares having a market value of twice the exercise price. If any person or group acquires between 20% and 50% of the Company’s shares, the Board may, at its option, to exchange all (but not less than all) of the then issued Rights for shares at an exchange ratio of one share per Right.

The Rights may be redeemed by the Board for $0.001 per Right prior to the Flip-in Date, and the Rights Plan may be amended by the Company (acting upon the recommendation or direction of the Board). The record date to determine shareholders of the Company entitled to receive the Rights is December 23, 2021. Additional details regarding the Rights Plan will be contained in a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission.

Notice of Foreclosure on Shares Previously Held by Kaisa Affiliate

The Company received on December 7, 2021, a letter, dated December 3 (the “Foreclosure Notice”), from a representative appointed by Deutsche Bank, informing the Company of the appointment of receivers (the “Receivers”) with respect to the shares of the Company previously held by Greater Sail (the “Charged Shares”). The Foreclosure Notice provides that “[Greater Sail] no longer has any power or authority to deal with the Charged Shares or exercise any rights attached to or in relation to the Charged Shares, except to the extent that any authority is delegated in writing by the [r]eceivers.” According to securities filings by Kaisa on Schedule 13D, Kaisa has no interest in the Company other than the Charged Shares.

Confirmation of Termination of All Kaisa-Appointed Executives

As stated in the Company’s press release dated December 3, 2021, the Company held a special meeting of shareholders on November 30, 2021 which resulted in a reconstitution of the Company’s Board. The reconstituted Board held a meeting on December 1, 2021, which among other things, appointed an interim chief executive officer of the Company and an interim chief financial officer of the Company, removed all existing officers and authorized signatories of the Company, including Mr. Wang Jiabiao, and reconstituted the Board of Directors (the “NTG Board”) of Nam Tai Group Limited. On December 1, 2021, the reconstituted NTG Board, among other things, by requisite vote adopted resolutions to remove Mr. Wang Jiabiao as executive director, legal representative and authorized signatory of Nam Tai Investments (Shenzhen) Co. Ltd. (“NTI”) with immediate effect and remove Ms. Zhang Yu as supervisor of NTI with immediate effect.

Updates Regarding Special Meeting

The Board has postponed the requisitioning of the shareholders’ meeting purportedly made by Greater Sail and others. The Board is considering the validity of the requisition notice, including the fact that the Company has received the Foreclosure Notice. The Board has retained legal counsel regarding the validity of the requisition notice.

Other Matters

The Company has also made certain amendments to its Memorandum and Articles of Association, primarily concerning the procedures regarding shareholder nominations of directors and shareholder-proposed matters to be acted upon at general meetings. The amended Memorandum and Articles will be filed on a Form 6-K with the Securities and Exchange Commission once effective.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by visiting www.NamTai.com.

Contacts

MKA

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@mkacomms.com / aareopagita@mkacomms.com